Exhibit 99.1

Smart Share Global Limited Announces Third Quarter 2022 Results

Number of POIs1 reached 956 thousand as of the end of the third quarter of 2022

POIs operated through network partner model reached 47.4% as of the end of the third quarter of 2022

SHANGHAI, China, December 20, 2022 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended September 30, 2022.

HIGHLIGHTS FOR THE THIRD QUARTER OF 2022

•	As of September 30, 2022, the Company’s services were available in 956 thousand POIs, compared with 895 thousand as of June 30, 2022.

•	As of September 30, 2022, 47.4% of POIs were operated through our network partner model, compared with 43.2% as of June 30, 2022.

•	As of September 30, 2022, the Company’s available-for-use power banks[2] were 6.4 million, compared with 6.0 million as of June 30, 2022.

•	As of September 30, 2022, cumulative registered users reached 325.2 million, with 14.7 million newly registered users acquired during the quarter.

“We have continued to expand our network coverage and improve our efficiency during the past three years alongside COVID-19,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “While the impact has challenged us operationally and financially, we are confident that Energy Monster will come out of it stronger than ever. Our coverage network is as expansive as ever, and our efficiency is evolving to better meet the changing environment. In recent weeks, a general trend to the easing of quarantine and lockdown measures across the country is a strong positive indicator towards economic recovery. While we remain cautiously opportunistic with the short-term recovery, we are fully confident that the normalization of the offline traffic in China is in sight and that we are better-than-ever to capture the recovery and growth of China’s mobile device charging service industry.”

“Our coverage expansion strategy continues to be primarily driven through a combination of the direct and network partner models,” said Peifeng Xu, Chief Operating Officer. “In April, we launched the network partner program under the direct model, giving our direct model business development personnel an alternative avenue to effectively increase Energy Monster’s coverage network. This program continues to gain traction as we were able to attract more than 2,000 new network partners during the third quarter. Our on-the-ground team may now deploy either the direct or network partner model, giving us the ability to more flexibly increase our market presence.”

“COVID-19’s impact in the last few years has demanded us to further improve our levels of efficiency,” said Maria Yi Xin, Chief Financial Officer. “Even with the general easing of quarantine and lockdown measures in sight, and the gradual recovery to full normalization in progress, we believe efficiency has been and always will be our core competence. We continue to reduce the amount of fixed and upfront fees made to location partners and ramp up the production and deployment of the latest generation of hardware with a significant saving in capital expenditure during the quarter. By doing so, operational excellence will become an increasingly defining feature of Energy Monster, setting us apart from our peers within the industry.”

1 The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day.

2 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2022

Revenues were RMB815.0 million (US$114.6 million3) for the third quarter of 2022, representing a 12.4% decrease from the same period in 2021. The decrease was primarily due to the decrease in revenues from mobile device charging business as a result of the impact of COVID-19 during the quarter.

•	Revenues from mobile device charging business decreased by 11.7% to RMB791.0 million (US$111.2 million) for the third quarter of 2022 from RMB895.4 million in the same period of 2021. The decrease was primarily attributable to the impact of COVID-19 during the third quarter of 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions.

•	Revenues from power bank sales decreased by 33.9% to RMB18.1 million (US$2.5 million) for the third quarter of 2022 from RMB27.4 million in the same period of 2021. The decrease was primarily attributable to the impact of COVID-19 during the third quarter of 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions.

•	Revenues from other revenues, which mainly comprise of revenue from advertising services and new business initiatives, decreased by 19.0% to RMB5.8 million (US$0.8 million) for the third quarter of 2022 from RMB7.2 million in the same period of 2021. The decrease was primarily attributable to the decrease in user traffic as a result of the impact of COVID-19 during the third quarter of 2022.

Cost of revenues decreased by 10.2% to RMB125.5 million (US$17.6 million) for the third quarter of 2022 from RMB139.8 million in the same period last year. The decrease was primarily due to the decrease in maintenance costs and cost of power banks sold, which was partially offset by the increase in logistics costs for the delivery of equipment to network partners.

Research and development expenses decreased by 16.7% to RMB24.3 million (US$3.4 million) for the third quarter of 2022 from RMB29.1 million in the same period last year. The decrease was primarily due to the decrease in personnel related expenses.

Sales and marketing expenses decreased by 7.5% to RMB752.5 million (US$105.8 million) for the third quarter of 2022 from RMB814.0 million in the same period last year. The decrease was primarily due to the decrease in entry fees and incentive fees paid to location partners and personnel related expenses, which was partially offset by the increase in incentive fees paid to network partners.

General and administrative expenses decreased by 7.9% to RMB29.4 million (US$4.1 million) for the third quarter of 2022 from RMB32.0 million in the same period last year. The decrease was primarily due to the decrease in personnel related expenses, which was partially offset by the increase in share-based compensation expenses.

Other operating income increased by 660.4% to RMB19.8 million (US$2.8 million) for the third quarter of 2022 from RMB2.6 million in the same period last year. The increase was primarily due to gains from the settlement of capital lease arrangements with network partners for certain equipment in the third quarter of 2022.

Loss from operations for the third quarter of 2022 was RMB97.0 million (US$13.6 million), compared to a loss from operations of RMB82.3 million in the same period last year. The loss from operations was attributable to the impact of COVID-19 during the third quarter of 2022, which resulted in a significant decline in general offline foot traffic in China due to COVID-19 restrictions.

3 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022, which was RMB7.1135 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Net loss for the third quarter of 2022 was RMB95.8 million (US$13.5 million), compared to a net loss of RMB79.4 million in the same period last year.

Adjusted net loss4 for the third quarter of 2022 was RMB88.6 million (US$12.5 million), compared to an adjusted net loss of RMB73.0 million in the same period last year.

Net loss attributable to ordinary shareholders for the third quarter of 2022 was RMB95.8 million (US$13.5 million), compared to a net loss attributable to ordinary shareholders of RMB79.4 million in the same period last year.

As of September 30, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.1 billion (US$437.8 million).

Business Outlook

For the fourth quarter of 2022 ending December 31, 2022, the Company expects to generate RMB550 million to RMB570 million of revenues. This forecast considers the potential impact of the ongoing COVID-19 outbreaks and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China.

Changes in Board composition

The Company announced that Ms. Juan Li has tendered her resignation as a director of the Company and the Board of Directors has approved the appointment of Ms. Xiao Xiao as a director of the Company in place of Ms. Li, both effective today.

Ms. Xiao Xiao is an investment director at Alibaba Group Holding Ltd. (NYSE: BABA), where she has served since 2020. Prior to that, Ms. Xiao had a career spanning across key roles at a number of companies, including Cathay Capital and Fresh Capital. Ms. Xiao received a bachelor degree in engineering from Tsinghua University and an MBA from the Hong Kong University of Science and Technology.

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Tuesday, December 20, 2022 (9:00 P.M. Beijing Time on Tuesday, December 20, 2022) to discuss the financial results. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title: Energy Monster Third Quarter 2022 Earnings Conference Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10027445-4k2ac9.html

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/xv4hddqf

A telephone replay will be available through December 27, 2022. The dial-in details are as follows:

International:	+61-7-3107-6325
United States:	+1-855-883-1031
Mainland China:	+86-400-120-9216
China Hong Kong:	+852-800-930-639

Access Code:	10027445

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.enmonster.com/

4 See the sections entitled “Non-GAAP Financial Measure” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this press release for more information.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of September 30, 2022, the Company had 6.4 million power banks in 956,000 POIs across more than 1,800 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,296,924	598,793	84,177
Restricted cash	19,671	5,011	704
Short-term investments	1,418,721	2,489,661	349,991
Accounts receivable, net	14,881	13,862	1,949
Notes receivable	5,622	-	-
Inventory	4,373	150	21
Prepayments and other current assets	487,540	365,891	51,437

Total current assets	3,247,732	3,473,368	488,279

Non-current assets:
Long-term restricted cash	20,000	21,000	2,952
Property, equipment and software, net	945,226	856,351	120,384
Long-term prepayments to related parties	20,037	627	88
Right-of-use assets,net*	-	16,806	2,363
Other non-current assets	164,986	75,356	10,594

Total non-current assets	1,150,249	970,140	136,381
Total assets	4,397,981	4,443,508	624,660

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	551,751	796,380	111,953
Amounts due to related parties-current	23,290	728	102
Salary and welfare payable	120,444	111,189	15,631
Taxes payable	10,195	93,077	13,085
Financing payable-current	84,175	61,568	8,655
Current portion of lease liabilities*	-	13,128	1,846
Accruals and other current liabilities	238,510	260,138	36,570

Total current liabilities	1,028,365	1,336,208	187,842

Non-current liabilities:
Financing payable-non-current	85,658	53,694	7,548
Non-current lease liabilities*	-	1,662	234
Amounts due to related parties-non-current	1,000	1,000	141
Other non-current liability	16,489	14,117	1,985
Deferred tax liabilities, net	34,445	34,445	4,842

Total non-current liabilities	137,592	104,918	14,750
Total liabilities	1,165,957	1,441,126	202,592

SHAREHOLDERS' EQUITY
Ordinary shares	347	347	49
Treasury stock	(27,784)	(45,514)	(6,398)
Additional paid-in capital	11,799,301	11,819,974	1,661,626
Statutory reserves	16,593	16,593	2,333
Accumulated other comprehensive income	51,556	195,662	27,506
Accumulated deficit	(8,607,989)	(8,984,680)	(1,263,048)

Total shareholders' equity	3,232,024	3,002,382	422,068
Total liabilities and shareholders' equity	4,397,981	4,443,508	624,660

*On 1 January 2022, the Company adopted ASC 842, Leases and used the additional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements.

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Mobile device charging business	895,398	791,046	111,203	2,643,725	2,181,423	306,660
Power bank sales	27,419	18,114	2,546	83,984	44,391	6,240
Others	7,166	5,804	816	21,505	16,756	2,356

Total revenues	929,983	814,964	114,565	2,749,214	2,242,570	315,256

Cost of revenues	(139,798)	(125,548)	(17,649)	(403,107)	(415,970)	(58,476)
Research and development expenses	(29,138)	(24,281)	(3,413)	(70,270)	(75,090)	(10,556)
Sales and marketing expenses	(813,979)	(752,534)	(105,790)	(2,246,695)	(2,077,131)	(291,998)
General and administrative expenses	(31,953)	(29,421)	(4,136)	(87,457)	(85,255)	(11,985)
Other operating income	2,610	19,846	2,790	18,725	23,558	3,312

Loss from operations	(82,275)	(96,974)	(13,633)	(39,590)	(387,318)	(54,447)

Interest and investment income	5,832	18,641	2,621	15,182	41,177	5,789
Interest expense to third parties	(9,766)	(9,648)	(1,356)	(30,378)	(26,658)	(3,748)
Foreign exchange gain/(loss), net	874	(7,376)	(1,037)	(1,157)	(3,484)	(490)
Other income/(loss), net	10	(397)	(56)	(192)	(409)	(57)

Loss before income tax expense	(85,325)	(95,754)	(13,461)	(56,135)	(376,692)	(52,953)

Income tax expense	5,882	-	-	-	-	-

Net loss	(79,443)	(95,754)	(13,461)	(56,135)	(376,692)	(52,953)

Accretion of convertible redeemable preferred shares	-	-	-	(4,729,719)	-	-
Deemed dividend to preferred shareholders	-	-	-	(104,036)	-	-
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(79,443)	(95,754)	(13,461)	(4,889,890)	(376,692)	(52,953)

Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	6,830	74,295	10,444	(126,570)	144,106	20,258

Total comprehensive loss	(72,613)	(21,459)	(3,017)	(182,705)	(232,586)	(32,695)

Accretion of convertible redeemable preferred shares	-	-	-	(4,729,719)	-	-
Deemed dividend to preferred shareholders	-	-	-	(104,036)	-	-
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(72,613)	(21,459)	(3,017)	(5,016,460)	(232,586)	(32,695)

Weighted average number of ordinary shares used in computing net loss per share
- basic and diluted	518,856,846	519,010,018	519,010,018	368,851,671	518,199,085	518,199,085

Net loss per share attributable to ordinary shareholders
- basic and diluted	(0.15)	(0.18)	(0.03)	(13.26)	(0.73)	(0.10)

Net loss per ADS attributable to ordinary shareholders
- basic and diluted	(0.30)	(0.36)	(0.06)	(26.52)	(1.46)	(0.20)

Smart Share Global Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(79,443)	(95,754)	(13,461)	(56,135)	(376,692)	(52,953)
Add:
Share-based compensation	6,425	7,116	1,000	23,511	20,868	2,934

Adjusted net loss (non-GAAP)	(73,018)	(88,638)	(12,461)	(32,624)	(355,824)	(50,019)